UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-15194
CUSIP NUMBER:

     (Check One): [ ] Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2005

[_]	Transition Report on Form 10-K
[_]	Transition Report on Form 20-F
[_]	Transition Report on Form 11-K
[_]	Transition Report on Form 10-Q
[_]	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Full name of registrant)

     Not Applicable
(Former name if applicable)

     Rua Dr. Renato Paes de Barros, 1017, 4º andar
(Address of principal executive office (Street and Number))

04530-001 São Paulo, SP, Brazil
(City, state and zip code)

PART II
RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The annual report on Form 20-F of Companhia de Bebidas das Bebidas das Américas - AmBev (the “Registrant”) for the year ended December 31, 2005 (the “Annual Report”) could not be filed within the prescribed time period (i.e., on or before June 30, 2006). The Company is in the process of addressing comments received as part of a review of the financial statements and related disclosure of the Company's 2004 Form 20-F by the staff of the Division of Corporation Finance of the SEC. Additional time is needed to resolve the SEC comments, which relate to the presentation in AmBev's US GAAP reconciliation of its acquisition of Labatt Brewing Co. Ltd. on August 27, 2004.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Pedro de Abreu Mariani	5511 2122 1200
----------------------------------------------------------	--------------------------------------------------
(Name)	(Area Code)	(Telephone Number)

João Maurício Giffoni de Castro Neves	5511 2122 1200
----------------------------------------------------------	--------------------------------------------------
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COMPANHIA DE BEBIDAS DAS AMÉRICA-AMBEV
(Exact name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2006

By:

Name: Pedro de Abreu Mariani
Title: General Counsel

By:

Name: João Maurício Giffoni de Castro Neves
Title: Chief Financial Officer and Investor Relations Officer